Mail Stop 3561

July 12, 2010

<u>Via Fax & U.S. Mail</u>

Mr. James E. Sweetnam
Chief Executive Officer
Dana Holding Corporation
3939 Technology Drive
Maumee, Ohio 43537

>   **Re: Dana Holding Corporation**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 24, 2010**
>   **File No. 1-01063**

Dear Mr. Sweetnam:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant